GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (AMENDMENT NO. 1)

                               Gilman Ciocia, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    375908100
                                    ---------
                                 (CUSIP Number)

                                 Michael P. Ryan
                            c/o Prime Partners, Inc.
                                11 Raymond Avenue
                             Poughkeepsie, NY 12603
                                 (845) 471-8600
                                 with copies to:
                              Laurie Cerveny, Esq.
                              Bingham McCutchen LLP
                               150 Federal Street
                             Boston, MA 02110-17262
                                 (617) 951-8527
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 11, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                         -------------------        ------------
                                         CUSIP NO. 375908100        Page 2 of 12
                                         -------------------        ------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Prime Partners, Inc.  14-1663086
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,093,798
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,093,798
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,093,798
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                         -------------------        ------------
                                         CUSIP NO. 375908100        Page 3 of 12
                                         -------------------        ------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael P. Ryan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     538,500
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        16,777,339
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            538,500
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     16,777,339
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,315,839
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.06%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                         -------------------        ------------
                                         CUSIP NO. 375908100        Page 4 of 12
                                         -------------------        ------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ralph A. Porpora
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     282,500
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        16,513,798
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            282,500
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     16,513,798
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,796,298
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                         -------------------        ------------
                                         CUSIP NO. 375908100        Page 5 of 12
                                         -------------------        ------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Prime Partners II, LLC   26-0706398
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     15,420,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            15,420,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,420,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.08%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                         -------------------        ------------
                                         CUSIP NO. 375908100        Page 6 of 12
                                         -------------------        ------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carole Enisman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     262,541
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            262,541
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      263,541
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                         -------------------        ------------
                                         CUSIP NO. 375908100        Page 7 of 12
                                         -------------------        ------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ted H. Finkelstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,338,788
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,338,788
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,338,788
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.53%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                         -------------------        ------------
                                         CUSIP NO. 375908100        Page 8 of 12
                                         -------------------        ------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dennis Conroy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     537,080
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            537,080
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      537,080
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on August 30, 2007. This Amendment No. 1 amends Items 3, 4 and 5 of the Schedule 13D as specifically set forth. This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Gilman Ciocia, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 11 Raymond Avenue, Poughkeepsie, NY 12603.

Item 2. Identity and Background.

This Schedule 13D is filed on a joint basis as permitted by Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act"). The persons filing this Schedule (the "Reporting Persons") are:

(1) Prime Partners, Inc. ("Prime Partners") a New York corporation, 11 Raymond Avenue, Poughkeepsie, NY 12603. The principal business of Prime Partners is to serve as a private holding company of investments.

(2) Prime Partners II, LLC ("Prime Partners II") a New York limited liability company, 11 Raymond Avenue, Poughkeepsie, NY 12603. The principal business of Prime Partners II is to serve as a private holding company of investments.

(3) Michael P. Ryan, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, President and Chief Executive Officer of the Issuer, holder of 40% of the common stock of Prime Partners, and holder of 50% of the ownership of Prime Partners II.

(4) Ralph A. Porpora, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, employee of the Issuer and holder of 40% of the common stock of Prime Partners, and holder of 50% of the ownership of Prime Partners II.

(5) Carole Enisman, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, Executive Vice President of Operations of the Issuer.

(6) Ted H. Finkelstein, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, Vice President, Secretary and General Counsel of the Issuer.

(7) Dennis Conroy, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, former employee of the Issuer.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The following are the sources and the amounts of funds of the Reporting Persons used in making the purchases described in this Schedule. Prime Partners II purchased $1,542,000 of debt of the Issuer from Prime Partners on August 16, 2007, and on August 20, 2007, Prime Partners II converted the $1,542,000 of debt into 15,420,000 shares of Common Stock. On August 20, 2007, Ted H. Finkelstein converted $130,000 of debt of the Issuer into 1,300,000 shares of Common Stock, and purchased 2,100,000 shares of Common Stock for $210,000 in cash. On August 20, 2007, Dennis Conroy converted $37,500 of debt of the Issuer into 375,000 shares of Common Stock, and purchased 100,000 shares of Common Stock for $10,000 in cash.

On September 25, 2008, Ted H. Finkelstein purchased 100,000 shares of Common Stock from the Issuer for $10,000 in cash, and on October 31, 2008, Ted H. Finkelstein purchased 500,000 shares of Common Stock from the Issuer for $50,000 in cash.

On October 31, 2008, Carole Enisman purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

On October 31, 2008, Michael Ryan purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

On March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Michael
P. Ryan pursuant to a demand promissory note, and on March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Ralph A. Porpora pursuant to a demand promissory note.


                                  Page 9 of 12
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

On August 20, 2007, the Issuer closed the sale (the "Investment Purchase Closing") of 40,000,000 shares of Common Stock, at a price of $.10 per share (the "Investment Purchase") pursuant to an Investor Purchase Agreement dated April 25, 2007 (the "Purchase Agreement") with Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation (the "Investment Purchasers"). In addition, on August 20, 2007, the Issuer closed the sale (the "Private Placement Closing") of 40,000,000 shares of Common Stock, at a price of $.10 per share (the "Private Placement") payable in cash or by the conversion of outstanding debt or other liabilities of the Issuer by other purchasers (the "Private Placement Purchasers") including officers, directors and employees of the Issuer.

In connection with the Investment Purchase Closing, the Company entered into a Shareholders Agreement dated August 20, 2007 with the Investment Purchasers and the Reporting Persons. The Shareholders Agreement is filed herewith as Exhibit 1.

Pursuant to the terms of the Shareholders Agreement: at the Investment Purchase Closing, the Investment Purchasers were given the right to designate two directors (the "Investor Directors") for election to the Company's Board of Directors (the "Board"); so long as the Reporting Persons own at least 10% of the outstanding shares of Common Stock, the Reporting Persons have the right to nominate two directors (the "Existing Shareholder Directors") for election to the Board; the Investor Directors and the Existing Shareholder Directors shall jointly nominate three independent directors; the Investor Purchasers and the Reporting Persons agreed to take such action as may be reasonably required under applicable law to cause the Investor Purchasers' designees and the Reporting Persons' designees to be elected to the Board; the Issuer agreed to include each of the Director designees of the Investor Purchasers and the Reporting Persons on each slate of nominees for election to the Board proposed by the Company, to recommend the election of such designees to the shareholders of the Issuer, and to use commercially reasonable efforts to cause such designees to be elected to the Board; one of the Investor Directors shall be appointed as a member of the Compensation Committee of the Board and one of the Investor Directors shall have the right to attend all Audit Committee meetings; the consent of one of the Investor Directors is required for certain Company actions above designated thresholds, including the issuance, redemption or purchase of equity or debt, the issuance of an omnibus stock plan, the creation of any new class of securities, certain affiliate transactions, changes to the Company's certificate of incorporation or bylaws, entering into a merger, reorganization or sale of the Company or acquiring any significant business assets, or material changes to the business line of the Company; the Investor Shareholders agreed to a one year standstill agreement concerning the acquisition of Company assets, Company securities, proxy solicitations, voting trusts or tender offers; the Investor Purchasers were granted a right of first refusal for future securities issued by the Company; and the Company was granted a right of first refusal for sales of Common Stock by the Investment Purchasers and by the Reporting Persons.

The summary of the terms of the Shareholders Agreement is qualified in its entirety by the terms of such agreement, which is filed herewith as Exhibit 1.

At the Investment Purchase Closing, Nelson Obus and Frederick Wasserman were elected by the Board as the Investor Directors.

Since the Investment Purchase Closing, the following persons purchased the following additional shares of Common Stock:

On September 25, 2008, Ted H. Finkelstein purchased 100,000 shares of Common Stock from the Issuer for $10,000 in cash, and on October 31, 2008, Ted H. Finkelstein purchased 500,000 shares of Common Stock from the Issuer for $50,000 in cash.

On October 31, 2008, Carole Enisman purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

On October 31, 2008, Michael Ryan purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

On March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Michael
P. Ryan pursuant to a demand promissory note, and on March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Ralph A. Porpora pursuant to a demand promissory note.

Except as set forth in this Schedule 13D and the Shareholder's Agreement none of the Reporting Persons have any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


                                  Page 10 of 12
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) are amended to update the share holdings and ownership percentages of the Common Stock owned by the Reporting Persons on March 11, 2009 as follows:

(a) and (b) On March 11, 2009, there were shares of Common Stock issued and outstanding. The following are the share holdings and ownership percentages of the Common Stock owned by the Reporting Persons on March 11, 2009.

     Shareholder         Aggregate Amount of Shares    Total Shares Individually
                         Beneficially Owned and        Owned and Percentage
                         Percentage

    Prime Partners       1,093,798,  1.14%             1,093,798, 1.14%

    Prime Partners II    15,420,000, 16.08%            15,420,000, 16.08%

    Michael P. Ryan      17,315,839, 18.06%            538,500, .56%

    Ralph Porpora        16,796,298, 17.52%            282,500, .30%

    Carole Enisman       263,541, .28%                 262,541, .27%

    Ted H. Finkelstein   4,338,788, 4.53%              4,338,788, 4.53%

    Dennis Conroy        537,080, .56%                 537,080, .56%

As a result of the Shareholder's Agreement, the Reporting Persons and Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation may be deemed to be a "group" within the meaning of Rule 13d-5 of the Act, and the "group" may be deemed to be the owner of 62,473,207 shares of Common stock on March 11, 2009, or 65.17% of the total issued and outstanding Common Stock of the Issuer on March 11, 2009. The Reporting Persons hereby disclaim the beneficial ownership in the shares of Common Stock owned by Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation. The filing of this Schedule shall not be construed as an admission by the Reporting Persons that a "group" exists, or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by such Reporting Person.

(c), (d) and (e) - Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4, Purpose of Transaction, for a description of the Shareholders Agreement. The summary of the terms of the Shareholders Agreement is qualified in its entirety by the terms of such agreement, which is incorporated by reference to the original 13D filed on August 30, 2007.

Item 7. Material to be filed as Exhibits.

None.


                                  Page 11 of 12
--------------------------------------------------------------------------------

GILMAN CIOCIA INC - SCD 13D
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2009


                                              Prime Partners, Inc.

                              By: /s/ Ralph A. Porpora
                                  ----------------------------------------------
                                  Ralph A. Porpora, Vice President


                                            Prime Partners II, LLC

                              By: /s/ Ralph A. Porpora
                                  ----------------------------------------------
                                  Ralph A. Porpora, Member and Manager


                              /s/ Ralph Porpora
                              ------------------------------
                              Ralph Porpora


                              /s/ Michael P. Ryan
                              ------------------------------
                              Michael P. Ryan


                              /s/ Carole Enisman
                              ------------------------------
                              Carole Enisman


                              /s/ Ted H. Finkelstein
                              ------------------------------
                              Ted H. Finkelstein


                              /s/ Dennis Conroy
                              ------------------------------
                              Dennis Conroy


                                  Page 12 of 12
--------------------------------------------------------------------------------